Standish, Ayer & Wood Investment Trust
N-SAR Filing dated 12/31/2002
Item 77Q3

     Section (a)(i): The President and the Treasurer have concluded that, based on their evaluation as of a date within 90 days of the filing date hereof, the disclosure controls and procedures of the Standish, Ayer & Wood Investment Trust are reasonably designed to achieve the purposes described in the attached certification, Section (a)(iii).

     Section (a)(ii): There were no significant changes in Standish, Ayer & Wood Investment Trust's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

     Section (a)(iii): Certifications of the President and the Treasurer of Standish, Ayer & Wood Investment Trust are attached.